Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash and equivalents	$	52,283
Deposits with clearing firms		148,487
Receivable from brokers and dealers		95,807
Prepaid expenses		37,190
Fixed assets, net of accumulated depreciation of $103,051		8,433
Total assets	$	342,200

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	37,642
Members' equity		304,558
Total liabilities and members' equity	$	342,200

See accompanying notes.